Exhibit 99.2
FreeSeas Announces Delivery of Free Lady; Free Envoy Commences New Charter
Piraeus, Greece, July 9, 2008 - FreeSeas Inc. (NASDAQ: FREE, FREEW, FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that the Company has taken delivery of the 2003-built 50,246 dwt Handymax Free Lady on July 7, 2008. The vessel commenced today a two-year time charter at a rate of $51,150 per day, as previously announced.
FreeSeas also announced that the 1984-built, 26,318dwt Handysize vessel Free Envoy has been delivered to her charterers after completion of its regularly scheduled dry-docking. As previously announced, the Free Envoy has been chartered for a time charter of approximately one year at a rate of $32,000 per day.
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of six Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as expects, intends, plans, believes, anticipates, hopes, estimates, and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
SOURCE: FreeSeas Inc.

CONTACT:	FreeSeas Inc.
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece

Cubitt Jacobs & Prosek Communications
Investor Relations / Financial Media:
Thomas J. Rozycki, Jr., Sr. Vice President
+1.212.279.3115 x208
Fax: +1.212.279-3117
trozycki@cjpcom.com
www.cjpcom.com
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA